SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1) *

Under the Securities Exchange Act of 1934

Advantage Solutions Inc. (Formerly Conyers Park II Acquisition Corp.)
(Name of Issuer)

Warrant
(Title of Class of Securities)

00791N110
(CINS Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00791N110

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiary, Manulife Investment Management Limited.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

CUSIP No.	00791N110

1	NAME OF REPORTING PERSON Manulife Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

787,343 Warrants exercisable for Class A common stock at an exercise price of $11.50 per share)

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

787,343 Warrants exercisable for Class A common stock at an exercise price of $11.50 per share)

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,343 Warrants exercisable for Class A common stock at an exercise price of $11.50 per share)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.72% shares issuable upon exercise of Warrant

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
Advantage Solutions Inc. (Formerly Conyers Park II Acquisition Corp.)

Item 1(b)	Address of Issuer's Principal Executive Offices:
999 Vanderbilt Beach Road, Suite 601 Naples, FL 34108

Item 2(a)	Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary, Manulife Investment Management Limited ("MIML").

Item 2(b)	Address of Principal Business Office:
The principal business offices of MFC and MIML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

Item 2(c)	Citizenship:
MFC and MIML are organized and exist under the laws of Canada.

Item 2(d)	Title of Class of Securities:
Warrant

Item 2(e)	CUSIP Number:
00791N110

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	MIML:	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount Beneficially Owned: MIML has beneficial ownership of 787,343 of Warrant (exercisable for Class A common stock at an exercise price of $11.50 per). Through its parent-subsidiary relationship to MIML, MFC may be deemed to have beneficial ownership of these same Warrant.

(b) Percent of Class: Of the 45,000,000 shares of Class A common stock outstanding as of October 22 2020, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on October 22, 2020, MIML held 1.72% shares issuable upon exercise of Warrant.

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: MIML has sole power to vote or to direct the voting of the shares of the Warrant beneficially owned by them.

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: MIML has sole power to vote or to direct the voting of the shares of the Warrant beneficially owned by them.

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to MIML, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 26, 2021	Title:	Agent*

Manulife Investment Management Limited

	By:	/s/ Christopher Walker
	Name:	Christopher Walker
Dated: January 26, 2021	Title:	Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Investment Management Limited agree that the Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Warrant of Advantage Solutions Inc. (Formerly Conyers Park II Acquisition Corp) is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 26, 2021	Title:	Agent*

Manulife Investment Management Limited

	By:	/s/ Christopher Walker
	Name:	Christopher Walker
Dated: January 26, 2021	Title:	Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.